Exhibit 99.6

Wipro Limited

Highlights for the Quarter ended March 31, 2022

REVENUE

$2.72 Bn

Sequential Growth	QoQ Constant Currency	Operating Margin
↑ 3.1%	↑ 3.1%	17.0%

STRATEGIC MARKET UNITS MIX

28.3% AMERICAS 1 | **31.0%** AMERICAS 2 | **29.3%** EUROPE | **11.4%** APMEA

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication
35.4%	17.9%	11.5%	11.5%	11.9%	7.0%	4.8%

GLOBAL BUSINESS LINES MIX

61.2% **iDEAS** Integrated Digital, Engineering & Application Services

38.8% **iCORE** Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

OUTLOOK

For Quarter ended June 30, 2022

Revenue from our IT Services business to be in the range of **$2,748 million to $2,803 million***. This translates to a sequential growth of **1.0% to 3.0%**.

* Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.12, AUD/USD at 0.73, USD/INR at 75.26 and CAD/USD at 0.79

CUSTOMER CONCENTRATION

TOP 1 **3.2%** | TOP 5 **12.9%** | TOP 10 **20.5%**

TOTAL HEADCOUNT	243,128	ATTRITION VOL – TTM	23.8%
GROSS UTILIZATION	75.8%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	58.3%

Page 1

Wipro Limited

Highlights for the Year ended March 31, 2022

REVENUE

$10.4 Bn

YoY Growth	YoY Constant Currency	Operating Margin
27.3%	26.9%	17.7%

STRATEGIC MARKET UNITS MIX

27.9% AMERICAS 1 | **30.6%** AMERICAS 2 | **29.9%** EUROPE | **11.6%** APMEA

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication
34.7%	17.5%	11.7%	12.2%	12.1%	6.8%	5.0%

GLOBAL BUSINESS LINES MIX

60.9% **iDEAS** Integrated Digital, Engineering & Application Services

39.1% **iCORE** Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

CAPITAL ALLOCATION

For Year ended March 31, 2022

The interim dividend of ₹1 and ₹5 declared by the Board at its meetings held on January 14th and March 25th, 2022 shall be considered as the final dividend for the financial year 2021-22

CUSTOMER CONCENTRATION

TOP 1 3.2% | TOP 5 12.5% | TOP 10 20.0%

TOTAL HEADCOUNT	243,128	ATTRITION VOL – TTM	23.8%
GROSS UTILIZATION	76.8%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	56.1%

Page 2

Wipro Limited

Results for the Quarter and Year ended March 31, 2022

A IT Services

	FY 21 – 22					FY 20 – 21	
	FY	Q4	Q3	Q2	Q1	FY	Q4
IT Services Revenues ($Mn) Note 1	**10,355.9**	2,721.7	2,639.7	2,580.0	2,414.5	**8,136.5**	2,152.4
Sequential Growth	**27.3%**	3.1%	2.3%	6.9%	12.2%	**-1.4%**	3.9%
Sequential Growth in Constant Currency Note 2	**26.9%**	3.1%	3.0%	8.1%	12.0%	**-2.3%**	3.0%
Operating Margin % Note 3	**17.7%**	17.0%	17.6%	17.8%	18.8%	**20.3%**	21.0%
Strategic Market Units Mix							
Americas 1	**27.9%**	28.3%	28.2%	27.5%	27.6%	**29.4%**	29.2%
Americas 2	**30.6%**	31.0%	30.4%	30.6%	30.5%	**29.7%**	29.3%
Europe	**29.9%**	29.3%	29.7%	30.2%	30.2%	**27.3%**	28.4%
APMEA	**11.6%**	11.4%	11.7%	11.7%	11.7%	**13.6%**	13.1%
Sectors Mix							
Banking, Financial Services and Insurance	**34.7%**	35.4%	35.2%	34.8%	33.4%	**30.7%**	30.5%
Consumer	**17.5%**	17.9%	17.7%	17.3%	17.3%	**16.4%**	17.0%
Health	**11.7%**	11.5%	11.8%	11.7%	11.9%	**13.5%**	13.0%
Energy, Natural Resources and Utilities	**12.2%**	11.5%	11.7%	12.3%	13.1%	**13.1%**	13.2%
Technology	**12.1%**	11.9%	11.9%	12.2%	12.2%	**13.0%**	13.4%
Manufacturing	**6.8%**	7.0%	6.7%	6.7%	7.0%	**8.1%**	7.9%
Communications	**5.0%**	4.8%	5.0%	5.0%	5.1%	**5.2%**	5.0%
Global Business Lines Mix							
iDEAS	**60.9%**	61.2%	61.0%	61.3%	60.1%	**57.4%**	56.8%
iCORE	**39.1%**	38.8%	39.0%	38.7%	39.9%	**42.6%**	43.2%
Guidance ($Mn)	—	**2,692-2,745**	2,631-2,683	2,535-2,583	2,324-2,367	—	2,102-2,143
Guidance restated based on actual currency realized ($Mn)	—	**2,694-2,747**	2,614-2,666	2,504-2,553	2,328-2,371	—	2,121- 2,162
Revenues performance against guidance ($Mn)	—	**2,721.7**	2,639.7	2,580.0	2,414.5	—	2,152.4

Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials

Note 2: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Page 3

FY 21 – 22 FY 20 – 21 FY Q4 Q3 Q2 Q1 FY Q4 Customer size distribution (TTM) > $100Mn 19 19 17 15 13 11 11 > $75Mn 29 29 29 28 27 27 27 > $50Mn 50 50 47 44 42 40 40 > $20Mn 117 117 110 100 95 93 93 > $10Mn 194 194 189 182 176 167 167 > $5Mn 297 297 286 279 273 257 257 > $3Mn 410 410 399 390 361 349 349 > $1Mn 679 679 661 623 601 566 566 Revenue from Existing customers % 95.2% 93.7% 94.9% 95.1% 97.2% 98.0% 96.4% Number of new customers 428 116 67 116 129 280 52 Total Number of active customers 1,369 1,369 1,315 1,284 1,229 1,120 1,120 Customer Concentration Top customer 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% 3.1% Top 5 12.5% 12.9% 12.7% 12.5% 12.1% 12.1% 12.2% Top 10 20.0% 20.5% 20.2% 20.1% 19.8% 19.5% 19.5% % of Revenue USD 59% 60% 60% 59% 58% 61% 60% GBP 11% 11% 11% 12% 12% 10% 11% EUR 10% 9% 10% 10% 10% 8% 8% INR 5% 5% 5% 4% 4% 5% 5% AUD 5% 5% 5% 5% 5% 5% 5% CAD 3% 3% 3% 4% 4% 3% 3% Others 7% 7% 6% 6% 7% 8% 8% Closing Employee Count 243,128 243,128 231,671 221,365 209,890 197,712 197,712 Sales & Support Staff (IT Services) 17,691 17,691 17,595 17,051 16,689 15,368 15,368 Utilization (IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile & LeanSwift) Gross Utilization 76.8% 75.8% 75.6% 78.1% 77.7% 75.7% 76.7% Net Utilization (Excluding Trainees) 86.8% 85.2% 85.8% 89.2% 86.8% 85.9% 86.0% Attrition Voluntary TTM (IT Services excl. DOP) 23.8% 23.8% 22.7% 20.5% 15.5% 12.1% 12.1 7.4% DOP % — Post Training Quarterly 9.0% 9.0% 10.0% 8.7% 8.0% 6.3% 7.4%

B IT Services

(Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile & LeanSwift)

Revenue from FPP	**62.8%**	62.2%	63.2%	62.6%	63.1%	**62.0%**	63.0%
Offshore Revenue — % of Services	**56.1%**	58.3%	56.3%	55.6%	54.0%	**52.6%**	54.5%

C Growth Metrics

for the Quarter and Year ended March 31, 2022 Note 2

	Q4'22 Reported QoQ%	Q4'22 Reported YoY%	Q4'22 CC QoQ%	Q4'22 CC YoY%	FY'22 Reported YoY%	FY'22 CC YoY%
IT Services	3.1%	26.4%	3.1%	28.5%	27.3%	26.9%
Strategic Market Units						
Americas 1	3.4%	22.5%	3.1%	22.2%	20.9%	20.7%
Americas 2	5.1%	33.7%	5.1%	33.8%	31.2%	30.4%
Europe	1.9%	30.7%	2.3%	36.0%	39.1%	38.6%
APMEA	0.0%	9.8%	-0.3%	14.0%	8.8%	8.9%
Sectors						
Banking, Financial Services and Insurance	3.6%	46.6%	3.4%	48.7%	43.8%	42.8%
Consumer	4.5%	32.9%	4.2%	34.6%	36.1%	36.0%
Health	0.3%	12.3%	0.3%	12.8%	10.4%	10.3%
Energy, Natural Resources and Utilities	1.8%	11.0%	1.8%	13.5%	18.3%	16.7%
Technology	3.4%	13.0%	3.6%	14.5%	18.1%	18.5%
Manufacturing	7.2%	11.4%	7.4%	14.0%	7.2%	7.6%
Communications	-1.8%	19.2%	-1.2%	24.4%	22.4%	23.4%
Global Business Lines						
iDEAS	3.4%	36.1%	3.4%	38.5%	35.0%	34.6%
iCORE	2.7%	13.7%	2.6%	15.2%	16.8%	16.5%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q4 FY21-22 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	144,789	1,336	1,776	64	147,965
Selling and marketing expenses	14,036	14	27	1	14,078
General and administrative expenses	12,740	(127)	(106)	21	12,528
Total	**171,565**	**1,223**	**1,697**	**86**	**174,571**

Page 5